REG TECHNOLOGIES INC.

#240 – 11780 Hammersmith Way

Richmond, BC V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.regtech.com

NEWS RELEASE

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

REG TECHNOLOGIES INC. AND MINEWEST SILVER AND GOLD

ANNOUNCE COMPLETION OF THE SILVERKNIFE 43-101

TECHNICAL REPORT

For  Immediate  Release:  February  14,  2011.   Vancouver,  BC  –  Reg  Technologies  Inc.  (TSX  Venture

Exchange:   RRE.V,   OTC   BB:   REGRF)   is   pleased   to   announce   the   43-101   technical   report   for   the

Silverknife property is complete.

The  Silverknife  Property  (the  “Property”,  “Silverknife  Property”  or  the  “Silverknife  Project”,  or  “Project”)

is  located  in  North  central  British  Columbia,  Canada  in  the  Liard  Mining  Division  Tootsee  River  area,

approximately  100  km  west  of  the  town  of  Watson  Lake,  Yukon  at  roughly  (59º  56’  13”  N.  Latitude;  130º

21’  09”  W.  Longitude).    Direct  Property  access  is  possible  utilizing  a  network  of  well-maintained  to

variably   deactivated   forest   service   and   mining   service   roads.     The   eastern   Property   boundary   lies

approximately 1 kilometre from Silvercorp Metals Inc. Silvertip Silver-Zinc-Lead mineral deposit.

Through a series of agreements, the Property is owned as follows:

•      Reg   Tech   owns   8   million   shares   of   Minewest   Silver   and   Gold   (a   Reg   Technologies   Inc.

subsidiary,  British  Columbia  incorporated,  private  company),  which  owns  a  70%  working  interest in the Silverknife Property subject to the 10% NPI held by Teryl;

•      Teryl owns 30% working interest and has a 10% Net Profit Interest (“NPI”);

•      Reg holds a 5% net profits interest against the whole of the Property;  and

•      a 1% NSR is held against the Property by SMR Investments Ltd.

The  Silverknife  Property  consists  two  (2)  contiguous  British  Columbia  “legacy”  (4-post  style)  mineral claims  covering  approximately  645  hectares  (1,594  acres)  and  is  in  good  standing  with  respect  to  British

Columbia Minerals Title Act through January 12, 2012.

The  purpose  of  the  report  is  to  present  an  independent  Property  review  technical  report  summarizing previous  work,  reviewing  the  exploration  potential  of  the  Property  and  making  recommendations  towards future work on the Property.

In  1983,  the  Silverknife  Property  was  staked  and  from  1984-1988  Reg  Resources  Corp.  and  Chevron

Minerals   Inc.   a   staged   series   of   mineral   exploration   programs   were   conducted.     Geochemistry   and

geophysics  were  the  primary  initial  (1983-1985)  exploration  tools  applied  to  Property,  and  following  on  a

number  of  anomalies  discovered  in  1985  a  30  hole  diamond  drill  program  was  completed.   Based  on  this

first  phase  drilling,  a  “Discovery  Zone”  of  silver-zinc-lead  mineralization  was  uncovered,  including  the following intersections:

•      Hole 85-4: 7.25m of 5.04oz/t Ag, 2.65% Pb and 3.09% Zn

•      Hole 85-6: 0.2m of 4.43oz/t Ag, 1.9% Pb and 3.42% Zn

•      Hole 85-21: 4.3 m of 29.02oz/t Ag, 10.14% Pb and 7.02% Zn

20  additional  holes  were  collared  from  1986-1987,  the  bulk  of  which  were  focused  on  defining  and

expanding  the  “Discovery  Zone”  mineralization  on  the  Property.   The  1987  drilling  included  the  following

mineralized intersections:

•      Hole 87-35: 18.02 m of 4.17 oz/t Ag, 1.67% Pb and 3.02% Zn

•      Hole 87-38: 9.99 m of 5.36 oz/t Ag, 1.73% Pb and 3.15% Zn

•      Hole 87-39: 4.63 m of 3.18 oz/t Ag, 4.60% Pb and 3.97% Zn

•      Hole 87-40: 5.94 m of 6.20 oz/t Ag, 3.47% Pb and 3.65% Zn

•      Hole 87-43: 8.00 m of 2.05 oz/t Ag, 1.59% Pb and 4.85% Zn

•      Hole 87-44: 3.66 m of 7.52 oz/t Ag, 6.21% Pb and 4.78% Zn

In  1988,  Cordilleran  Engineering  Ltd.  conducted  a  line  cutting,  soil  sampling,  geological  mapping  and  IP

survey  on  the  Silverknife  Property  on  behalf  of  Chevron  Minerals  Ltd.   The  objective of  the  1988  program

was to confirm the geochemical and geophysical anomalies identified by Reg Resources Corp. in the 1984-

1987 programs, map the surface geology and re-examine all drill core from the 1985

-  1987  drilling  programs.   Since  this  1988  program  no  exploration  programs  have  been  conducted  on  the

Property.

In  August  of  2010,  Paul  D.  Gray  Geological  Consultants  (“PDGGC”)  were  commissioned  to  author  a

technical  compilation  and  review  report  (“the  Report”)  on  the  Silverknife  Property.   On  September  2526,

2010  Paul  D.  Gray,  P.Geo.,  conducted  a  site  visit  of  the  Silverknife  Property,  when  the  Property  was accessed,  the  Discovery  Zone  drillout  located  and  GPS  surveyed  and  the  historic  core  storage  area  visited and assessed. The research, site visit, and data compilation programs conducted with respect to this Report,

have   lead   the   author   to   the   conclusion   that   the   Silverknife   Property   represents   a   solid   base   metals

exploration  target  which  warrants  a  systematic  and  phased  series  of  mineral  exploration  programs  to adequately appraise the Project’s economic potential.

The  Silvertip  Pb-Zn  deposit  of  Silvercorp  Metals  Inc.  is  an  advanced  exploration/development  project currently  undergoing  extensive  mineral  exploration  (via  diamond  drilling)  and  concurrently  permitting dewatering  of  the  existing  underground  workings  in  support  of  renewed  mine  development  and  mineral processing  activities  (permitting  under  small  mines  permit  to  allow  for  shipment  75,000  tonnes  per  year  of product). This project lies approximately one (1) kilometre from the north-eastern boundary of the Property and  the  mineralization  identified  to  date  on  the  Silverknife  Property  has  been  interpreted  to  be  genetically

related  to  the  Silvertip  mineralization.    With  this  renewed  development  in  the  district  the  Silverknife

Property  mineralization  represents  an  attractive  target  to  test  by  a  systematic  diamond  drilling  exploration program designed to expand and define additional mineralization on the Property.

A  proposed  Phase  I  exploration  program  consisting  of  a  desk  study  followed  by  a  series  of  on-the-ground

Property  boundary  and  drill  collar  location  surveys,  followed  by  geophysics  and  diamond  drilling  with  a

recommended budget of $358,700 is recommended for the Silverknife Property.   The exploration programs

(and budgets), presented herein, are designed to identify the accurate location of the mineral titles boundary with  respect  to  historic  drill  collars  and  test  the  Silverknife  Property’s  precious  and  base  metal  mineral potential  and  will  yield  enough  information  to  guide  Minewest  and  Teryl  subsequent  mineral  exploration programs on the Property.

ABOUT REG TECHNOLOGIES INC.

Reg  Technologies  Inc.  and  REGI  U.S.,  Inc.  are  developing  for  commercialization  an  improved  axial  vane type  rotary  engine  known  as  the  Rand  Cam™/RadMax™  rotary  technology  used  in  the  revolutionary design of lightweight and high efficiency engines, compressors and pumps. The RadMax™ engine has only two  unique  moving  parts,  the  vanes  (up  to  12)  and  the  rotor,  compared  to  the  40  moving  parts  in  a  simple

four-cylinder  piston  engine.     This  innovative  design  makes  it  possible  to  produce  up  to  24  continuous

power impulses per one rotation that is vibration-free and extremely quiet.   The RadMax™ engine also has

multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel.  For more information, please visit www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

Reg Technologies Inc.

"John Robertson"

John Robertson

President

Contact:    Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements  in  this  press  release  regarding  the  business  of  Reg  Technologies  Inc.  and  REGI  U.S,  Inc.  (together  the

“Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's  assessment  of  future  plans  and  operations,  and  capital  expenditures  and  the  timing  thereof,  certain  of which  are  beyond  the  Companies'  control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the forward-looking  statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties  and  licensing/service  supply  agreements,  and  the  ability  of  competitors  to  license  the  same  technologies  as  the

Companies  or  develop  or  license  other  functionally  equivalent  technologies;  financing  requirements;  changes  in  laws,

rules  and  regulations  applicable  to  the  Companies  and  changes  in  how  they  are  interpreted  and  enforced,    delays

resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,

stock  market  volatility  and  market  valuations  of  companies  with  respect  to  announced  transactions.  The  Companies’

actual  results,  performance  or  achievements  could  differ  materially  from those  expressed  in,  or  implied  by,  these  forward-

looking  statements,  including  those  described  in  Reg  Technologies’  financial  statements,  management  discussion  and analysis  and  material  change  reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,

and  its  Form  20-F  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov,  and  REGI’s  Form

10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov.   Accordingly, no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Companies  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their entirety  by  these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are made  as  at  the  date  of  this  news  release  and  the  Companies  do  not  undertake  any  obligation  to  update  publicly  or  to revise  any  of  the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,

except as may be required by applicable securities laws.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the

TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.